UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                       Questar Corporation
                         (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           748356102
                         (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   13G

CUSIP NO. 748356102


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo & Company
            Tax Identification No. 41-0449260

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    4,996,924
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  24,000
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 4,881,140
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      67,488

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,032,124

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.2%

12)  TYPE OF REPORTING PERSON

             HC


                                13G

CUSIP NO. 748356102


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo Bank West, N.A.
            Tax Identification No.

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]
3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    4,909,109
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 4,828,115
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      25,788

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,919,509

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6%

12)  TYPE OF REPORTING PERSON

             BK


                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                           SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                         (Amendment No. 1)

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Questar Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           P.O. Box 45433
           180 East 100 South
           Salt Lake City, UT  84145-0433

Item 2(a)  Name of Person Filing:

           1.  Wells Fargo & Company
           2.  Wells Fargo Bank West, N.A.

Item 2(b)  Address of Principal Business Office:

           1.  Wells Fargo & Company
               420 Montgomery Street
               San Francisco, CA  94104

           2.  Wells Fargo Bank West, N.A.
            1740 Broadway
               Denver, CO  80274-0002

Item 2(c)  Citizenship:

           1.  Wells Fargo & Company:  Delaware
           2.  Wells Fargo Bank West, N.A.  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           748356102

Item 3  The person filing is a:

        1. Wells Fargo & Company: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)
        2.  Wells Fargo Bank West, N.A.:  Bank as defined in
            Section 3(a)(6) of the Act


Item 4  Ownership:

        See Items 5-11 of each cover page.

Item 5  Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6  Ownership of More than Five Percent on Behalf of
        Another Person:

        Not applicable.

Item 7  Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent
        Holding Company:

        See Attachment A.

Item 8  Identification and Classification of Members of the
        Group:

        Not applicable.

Item 9  Notice of Dissolution of Group:

        Not applicable.

Item 10  Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 14, 2002

WELLS FARGO & COMPANY



By:  /s/ Laurel A. Holschuh
        Laurel A. Holschuh, Senior Vice President
          and Secretary


                             AGREEMENT


The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo
& Company on its own behalf and on behalf of Wells Fargo Bank
West, N.A.

Dated:  February 12, 2001

WELLS FARGO & COMPANY



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary

WELLS FARGO BANK WEST, N.A.



By:  /s/ James E. Hanson
         James E. Hanson, Vice President





                            ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

       Wells Fargo Bank, N.A. (1)
       Wells Fargo Bank Iowa, N.A. (1)
       Wells Fargo Bank Minnesota, N.A. (1)
       Wells Fargo Bank Montana, N.A. (1)
       Wells Fargo Bank West, N.A. (1)
       Wells Fargo Bank Wisconsin, N.A. (1)


________________
(1)  Classified as a bank in accordance with Regulation 13d-
     1(b)(1)(ii)(B).